

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Jie Liu
Chief Executive Officer
Hongli Group Inc.
Beisanli Street, Economic Development Zone
Changle County, Weifang
Shandong, China 262400

> **Re: Hongli Group Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted September 16, 2021**
> **CIK No. 0001855557**

Dear Mr. Liu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 20, 2021.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted September 16, 2021

Prospectus Summary
Summary of Risk Factors, page 11

1. We note your response to prior comment 5. Please disclose that the Chinese government may intervene or influence your operations at any time and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Also, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign

investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Quantitative Metrics of the Company and our VIE, page 14

2. We note your response to prior comment 8. Please provide in tabular form a condensed consolidating schedule - depicting the cash flows for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required.

Risk Factors
The Chinese government exerts substantial influence..., page 33

3. We note your response to prior comment 11. Please clarify that the Chinese government may intervene or influence your operations at any time. Also, clarify that actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 59

4. We note your response to prior comment 15. As previously requested, please further revise here to include a discussion of any limitations on the holding company's ability to transfer the proceeds from this offering into the PRC. Also, discuss what impact, if any, these limitations may have on your PRC operating entities' ability to complete their expansion plan. In this regard, it appears that you intend to use a portion of the proceeds to either repay the bank loan, if obtained, or to fund the expansion project. Similar revisions should be made to your Prospectus Summary disclosures.

Notes to Consolidated Financial Statements
Note 1. Organization and Nature of Operations, page F-7

5. You state here that in order to comply with PRC regulations regarding persons and foreign companies investing directly in certain businesses, Hongli Shandong entered into a series of contractual arrangements with the WFOE in April 2021. However, your revised cover page disclosures state that the business of your PRC operating entities is not within any sensitive sector for which Chinese law prohibits direct foreign investment in, but rather you selected a VIE structure to avoid substantial costs and time. Please explain further these apparent inconsistencies and revise your disclosures accordingly. Also, ensure that your disclosures throughout clearly address the fact that the company has chosen an organization structure that has risks and uncertainties that may not otherwise exist if you had direct equity ownership in the operating entity and clearly explain why you have

chosen this structure.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Arila Zhou, Esq.